UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Jupiters Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.2 Pty Ltd
TABCORP Issuer Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares and Reset Preference Shares
(Title of Class of Subject Securities)

Laurence Carsley
Level 9, Niecon Tower
17 Victoria Avenue
Broadbeach, Queensland 4128
Australia
Telephone: (011) (617) 5584-8900
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000
Australia
Telephone: (011) (613) 9635-1500

September 5, 2003
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

(1) Scheme Booklet for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited, dated September 5, 2003 (released publicly on September 5, 2003)*

(2) Pro forma Proxy Form – Ordinary Share Scheme Meeting for holders of ordinary shares of Jupiters Limited*

(3) Pro forma Election Form – Ordinary Share Scheme for holders of ordinary shares of Jupiters Limited*

(4) Pro forma Proxy Form – RPS Scheme Meeting for holders of reset preference shares of Jupiters Limited*

(5) Pro forma Registration Form for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited*

(6) Letter dated October 2, 2003 from Jupiters Limited to holders of reset preference shares of Jupiters Limited#

Part II - Information not Required to be sent to Security Holders

Exhibits:

(a) Orders of the Supreme Court of Queensland made on September 5, 2003*

(b) Announcement to Australian Stock Exchange Limited made by TABCORP Holdings Limited on September 5, 2003*

(c) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 5, 2003*

(d) Constitution of TABCORP Holdings Limited*

(e) Centrebet Notes Trust Deed dated September 3, 2003 between TABCORP Issuer Pty Ltd, TABCORP Holdings Limited and Equity Trustees Limited*

(f) Annual Financial Report (comprising Concise Report and Financial Report) of TABCORP Holdings Limited for the year ended June 30, 2002*

(g) Half-Year Financial Report of TABCORP Holdings Limited for the half-year ended December 31, 2002*

(h) Continuous disclosure notices given to Australian Stock Exchange Limited by TABCORP Holdings Limited after the lodgment with the Australian Securities and Investments Commission of the Annual Report furnished as Exhibit 6 to this Form CB and before the lodgment by Jupiters Limited for registration by the Australian Securities and Investments Commission of the Scheme Booklet furnished as Attachment 1 to this Form CB*

(i) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 18, 2003*

(j) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 29, 2003*

(k) Annual Financial Report (comprising Concise Report and Financial Report) of TABCORP Holdings Limited for the year ended June 30, 2003*

---

* Previously filed.

\# Filed herewith.

Part III – Consent to Service of Process

TABCORP Holdings Limited, TABCORP Investments No.2 Pty Ltd and TABCORP Issuer Pty Ltd together filed, concurrently with the furnishing of the original Form CB being amended hereby, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of the original Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By:

Name: M.J. SLATTER

Title: CEO

TABCORP INVESTMENTS NO 2 PTY LTD

By:

Name: M.J. SLATTER

Title: Director

TABCORP ISSUER PTY LTD

By:

Name: MJ SLATTER

Title: Director

Attachment 6

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

3 October 2003

LETTER TO JUPITERS RESET PREFERENCE SHAREHOLDERS

Jupiters Limited has today mailed the attached letter to Jupiters Reset Preference Shareholders.

Jupiters Limited is a listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast, Treasury Casino in Brisbane, Jupiters Townsville Hotel and Casino and Marina. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has almost 30,000 investors in ordinary shares, approximately 4,800 Jupiters RPS securityholders and employs over 5,000 staff

G:\ggk\lmc\003-305 asx 3.10.03.doc

Jupiters
LIMITED

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia

2 October 2003

Dear Jupiters RPS Holder,

As you should be aware, the proposed merger between TABCORP and Jupiters has given rise to two alternative arrangements for the holders of Jupiters' reset preference shares (RPS):

- **RPS Scheme.** Under the proposed scheme of arrangement for Jupiters' RPS ("RPS Scheme"), it is proposed that the TABCORP group will acquire the Jupiters RPS for a cash amount of **$105.26 per RPS** (plus the value of the accrued dividend), subject to a number of conditions being satisfied. A Scheme Booklet, which was first despatched to Jupiters' RPS holders on 19 September 2003, contains important information on the proposed RPS Scheme, including the conditions required for implementation, information on the consideration to be received by RPS holders, and instructions on how to vote on the RPS Scheme.

- **Trigger Event Conversion Notice.** As a result of the proposed merger, a trigger event under the RPS terms occurred on 5 September 2003. Jupiters sent you a Notification of Trigger Event, which contains details of the trigger event, information on the consideration you will receive for your RPS if you choose to deliver a Trigger Event Conversion Notice, and instructions on how to deliver a Trigger Event Conversion Notice. The consideration you would receive under a Trigger Event Conversion Notice will be a cash amount, rather than Jupiters ordinary shares. This is because Jupiters has agreed with TABCORP to exercise its right, under the terms of the RPS, to arrange for a third party (in this case, a member of the TABCORP group) to acquire your RPS for cash. The cash amount you will receive in this case has not yet been determined, as it will depend on the price of Jupiters' ordinary shares on ASX in a period up to the close of trading on 19 November 2003. However, this cash amount will be **no less than $100.16 per RPS** (plus the value of the accrued dividend).

Please be aware that the Trigger Event is **different** to the RPS Scheme, and the delivery of a Trigger Event Conversion Notice does not constitute a vote on the RPS Scheme.

As an RPS holder, you have the option of delivering a Trigger Event Conversion Notice (which Jupiters must receive by 8 October 2003), voting on the RPS Scheme, or doing both. You can also decide to do nothing at all.

Please note, however, that if you submit a Trigger Event Conversion Notice, you will not be able to sell your shares on ASX.

Jupiters' Directors believe that the RPS Scheme would provide RPS holders with equal or higher value than the value you would realise under other alternatives such as continuing to hold your RPS or having them acquired under a Trigger Event Conversion Notice. The Directors therefore recommend that you vote in favour of the RPS Scheme.

Nevertheless, Jupiters recommends that you read all the information you have received from Jupiters, including the Scheme Booklet, as this information will help you in making a decision as to how you might deal with your RPS.

If you have any questions or did not receive any of the information described above, please call the Jupiters Information Line on 1 800 65 65 06 (+612 9207 3783 from overseas).

Yours truly

Laurence M Carsley
Chief Financial Officer